

November 7, 2011

Via E-mail
Mr. Daniel T. Poston
Executive Vice President and CFO
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

> **Re: Fifth Third Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 8-K filed July 21, 2011**
> **File No. 001-33653**

Dear Mr. Poston:

We have reviewed your response dated August 15, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis

Home Equity Portfolio, page 52

1.   Refer to your response to prior comment three, and please address the following:

- You state that you will disclose that you are unable to track the performance of first lien loans that you do not service. Please revise your disclosure in future filings to

> address how you consider this lack of information related to first liens that you do not service in your allowance for loan losses.
>
> - Please revise your disclosure in future filings to include all of the key terms of your revolving lines of credit, including the 20 year draw period and balloon payment at maturity.
> - You state the average refreshed FICO scores on your home equity loans in your proposed disclosure, and you have previously disclosed that you actively manage lines of credit and make reductions in lending limits when you believe it is necessary based on FICO score deterioration and property devaluation. Please revise your disclosure in future filings to state whether, and if so, how you incorporate refreshed FICO scores into the allowance for loan losses for your home equity loans.
> - You state in your proposed disclosure that you monitor the local housing markets by reviewing various home price indices and incorporate the impact of the changing market conditions in your on-going monitoring processes. Please revise your disclosure in future filings to state whether and if so, how you incorporate home price indices into the allowance for loan losses on your home equity loans.

2.   Refer to your response to prior comment four. We note your statement that you do not believe a direct comparison of the performance of the residential mortgage portfolio to the home equity portfolio provides beneficial information to investors. However, we believe that you have provided useful information in your response to explain the nonperforming loan and charge-off trends in your residential mortgage and home equity portfolios. Specifically, please revise your disclosure in future filings to clearly state that residential mortgage loans typically have partial charge-offs based upon appraised values of the underlying collateral, and for the residential mortgage portfolio, the foreclosure process can last longer than 180 days.

Summary of Nonperforming Assets and Delinquent Loans, page 55

3.   Refer to your response to prior comment seven where you provide proposed disclosure of your recognized losses due to claim denials and curtailments associated with advances made pursuant to servicing agreements to GNMA mortgage loan pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Please tell us and revise your disclosure in future filings to address how you consider these claim denials and curtailments in developing your allowance for loan losses as well as in determining whether to place these loans on nonaccrual status.

Notes to Consolidated Financial Statements

7. Credit Quality and the Allowance for Loan and Lease Losses

Credit Risk Profile, page 82

4.   Refer to your response to prior comment 11. We note your statement that you do not
        aggregate portfolio LTV statistics for commercial credits and do not believe that such
        information, to the extent it could be accumulated and presented, would be additive to the
        disclosures already provided. However, we believe that disclosure of leading indicators
        that you track in order to assess the credit quality of your commercial credits secured by
        real estate in addition to the credit grades already included in your disclosure is useful
        information. Please tell us whether you utilize current LTV ratios at the individual loan
        level and if you are able to aggregate such information related to a subset of this loan
        class (e.g., larger balance loans that fall into each of the following buckets: 100% +, 80%
        – 100%, and below 80%) without unreasonable effort and expense. If you do not have
        this information for your entire commercial mortgage loan class, but you have some
        subset of this information, please disclose that LTV information and disclose that for the
        remaining loans in that category the current LTV is not available.

5.   Refer to your response to prior comment 11. We note your proposed disclosure that you
        apply incremental valuation haircuts to older appraisals that relate to collateral dependent
        loans, which can currently be up to 30% of the appraised value, and trends in collateral
        values are monitored in order to determine whether adjustments to the appraisal haircuts
        are warranted. Please revise your proposed disclosure to address how you are deriving
        the valuation haircuts and how trends in collateral values are monitored in order to
        determine any adjustments to the appraisal haircuts. For example, do you monitor
        collateral values by region and apply haircuts based on recent foreclosed asset
        dispositions in those regions?

6.   Refer to your response to prior comment 11. We note your proposed disclosure that your
        ALLL methodology includes quarterly quantitative adjustments to historical loss factors
        for real estate backed loans to reflect changes in real estate prices among other factors,
        and that you also consider the volatility of collateral valuation trends when determining
        the unallocated component of the ALLL. Please revise your disclosure in future filings to
        address how you reflect changes in real estate prices and collateral valuation trend
        volatility in your ALLL. For example, do you incorporate home price indices into your
        severity assumptions by region within your allowance calculation?

28. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 120

7.   Refer to your response to prior comment 16. We note your statement that total losses
        disclosed in the table represent the initial charge-offs upon transfer to OREO and the
        related losses from fair value adjustments incurred during the year on all OREO
        properties, regardless of whether the OREO is still held at period end. Please revise your

disclosure in future filings to separately state the losses that represent initial charge-offs upon transfer to OREO and the losses from fair value adjustments on all OREO properties subsequent to the initial charge-off. Additionally, please clarify whether the latter is recorded as REO expense rather than charge-offs.

8. In light of the severity of the OREO write-downs, please revise your MD&A in future filings to more clearly discuss the trends in the particular real estate markets that led to such write-downs. Identify any concentrations of real estate markets in which these write-downs occurred and your expectations for how these trends will affect future periods.

Form 8-K Filed July 21, 2011

Exhibit 99.1

9. Refer to your response to prior comment 19. It does not appear that you clearly labeled PPNR and adjusted derivations of that measure as non-GAAP in Exhibit 99.1 to Form 8-K filed on September 13, 2011. Please confirm that you will revise your disclosure in *all* future filings to clearly label PPNR as well as the adjusted derivations of this measure as non-GAAP measures pursuant to Regulation G and Item 10(e) of Regulation S-K.

10. Refer to your response to prior comment 20. It does not appear that you have clearly labeled your Basel III Tier I common equity ratio as *non-GAAP* in your most recent earnings release filed in Form 8-K on October 20, 2011. Please revise your disclosure in future filings, including but not limited to Exhibit 99.2 of your future earnings releases, to clearly label this measure as non-GAAP where it is disclosed.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief